UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  2)

MCBC Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55276F107

(CUSIP Number)

March 8, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55276F107		Schedule 13G

1	Names of Reporting Persons Wayzata Investment Partners LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person OO

CUSIP No. 55276F107		Schedule 13G

1	Names of Reporting Persons Patrick J. Halloran

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person IN

CUSIP No. 55276F107		Schedule 13G

1	Names of Reporting Persons Wayzata Opportunities Fund II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person PN

CUSIP No. 55276F107		Schedule 13G

1	Names of Reporting Persons Wayzata Opportunities Fund Offshore II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person PN

CUSIP No. 55276F107	Schedule 13G

Item 1.
	(a)	Name of Issuer: MCBC Holdings, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 100 Cherokee Cove Drive, Vonore, TN 37885

Item 2.
(a)

Name of Person Filing:
This statement is filed by:

(i)                       Wayzata Investment Partners LLC (the “Investment Manager”);

(ii)                    Patrick J. Halloran, an individual (“Mr. Halloran”);

(iii)                 Wayzata Opportunities Fund II, L.P. (“Opportunities Fund II”); and

(iv)                Wayzata Opportunities Fund Offshore II, L.P. (“Opportunities Offshore” and together with Opportunities Fund II, the “Wayzata Funds”)

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

	(b)	Address or Principal Business Office: The business address of each of the Reporting Persons is 701 East Lake Street, Suite 300, Wayzata MN 55391.
(c)

Citizenship of each reporting person is:
The Investment Manager is a limited liability company organized under the laws of the State of Delaware. Opportunities Fund II is a limited partnership organized under the laws of the State of Delaware. Opportunities Offshore is a limited partnership organized under the laws of the Cayman Islands. Mr. Halloran is a United States citizen.

	(d)	Title of Class of Securities: Common Stock, $0.01 par value per share (“Common Stock”)
	(e)	CUSIP Number: 55276F107

Item 3.
Not applicable.

CUSIP No. 55276F107	Schedule 13G

Item 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of March 8, 2017, based upon 18,638,509 shares of the Issuer’s Common Stock outstanding as of February 7, 2017.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Wayzata Investment Partners LLC	0	0%	0	0	0	0
Patrick J. Halloran	0	0%	0	0	0	0
Wayzata Opportunities Fund II, L.P.	0	0%	0	0	0	0
Wayzata Opportunities Fund Offshore II, L.P.	0	0%	0	0	0	0

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of March 8, 2017, the Reporting Persons do not beneficially own any shares of the Issuer’s Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 55276F107	Schedule 13G

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2017

WAYZATA INVESTMENT PARTNERS LLC

	By:	/s/ Patrick J. Halloran
	Name:	Patrick J. Halloran
	Title:	Manager

PATRICK J. HALLORAN

	By:	/s/ Patrick J. Halloran
	Name:	Patrick J. Halloran

WAYZATA OPPORTUNITIES FUND II, L.P.

By: WOF II GP, L.P., its General Partner

By: WOF II GP, LLC, its General Partner

	By:	/s/ Mary Burns
	Name:	Mary Burns
	Title:	Authorized Signatory

WAYZATA OPPORTUNITIES FUND OFFSHORE II, L.P.

By: Wayzata Offshore GP II, LLC, its General Partner

	By:	/s/ Mary Burns
	Name:	Mary Burns
	Title:	Authorized Signatory

CUSIP No. 55276F107	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 16, 2016).